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                                                                    Exhibit 99.1

FOR IMMEDIATE RELEASE

OPENTV AND MOTOROLA BROADEN RELATIONSHIP TO ACCELERATE ADOPTION OF INTERACTIVE TELEVISION WORLDWIDE

Mountain View, CA -- November 14, 2000 -- OpenTV (NASDAQ and AEX: OPTV), the world's leading interactive television and media solutions company, announced today that it has entered into a multiple-year, strategic relationship with Motorola, Inc.'s Broadband Communications Sector. The two companies have signed a series of definitive agreements dedicated to accelerating interactive television (ITV) deployments worldwide.

OpenTV and Motorola have agreed to several business initiatives, including the formation of a new joint venture entity to assist digital ITV deployments. The new joint venture's services will include cable and satellite integration, testing, and development.

In addition, Motorola has named OpenTV a preferred ITV software and development partner. As part of this relationship, OpenTV has licensed its Device Mosaic Web browser, the most widely deployed browser in the U.S. cable TV industry, for use on Motorola digital set-top terminals. OpenTV also will port to Motorola's model DVi-4000, an advanced DVB-compliant interactive digital set-top targeted for the European market. Having already successfully ported to Motorola's mass-market DCT-2000, the two companies will work together to port OpenTV's software to the next-generation set-top terminal, the DCT-5000+.

Also as part of their new alliance, OpenTV and Motorola will reach out to cable and satellite operators through collaborative market efforts and by leveraging each other's current industry relationships and networks. Specifically, Motorola has agreed to make referrals and recommend the services of the new joint venture, when appropriate, to Independent Software Vendors (ISVs) and broadband network operators considering interactive software deployments.

"Motorola's commitment to OpenTV highlights our reputation as a leader in ITV that has and will continue to deliver," said James Ackerman, president and COO of OpenTV. "These agreements combine the strengths of two ITV leaders: OpenTV ported to more than 11 million set-top terminals - more than all of our competitors combined - and Motorola, the leading provider of interactive digital cable technology. There's no better combination to accelerate the deployment of ITV worldwide."

"We look forward to building on our current relationship with OpenTV and establishing the new joint venture to streamline the ITV integration process for operators worldwide," said Dave Robinson, Sr. Vice President and General Manager of Motorola's Digital Network Systems business unit. "Motorola is committed to a strong, long-term relationship with OpenTV, one that delivers leading interactive television solutions to broadband operators and content providers."

OpenTV Acquires CableSoft

Under a separate agreement, OpenTV announces that it has acquired the business of CableSoft Corporation in a stock for stock transaction in exchange for 1,556,324 shares of OpenTV's common stock. CableSoft is a leading provider of "on-demand information" software solutions for broadband network operators. Motorola was one of CableSoft's primary shareholders.
OpenTV has future plans for its new acquisition of CableSoft, which currently provides applications for advanced analog platforms including community yellow
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pages and classified advertisements. Further penetrating the U.S. market, OpenTV expects to provide local content interactive services for cable and satellite television.

OpenTV and Motorola - New Joint Venture

OpenTV and Motorola will join their worldwide leadership, knowledge and reputation in the ITV field by establishing a new joint venture entity that will begin offering its services at the beginning of 2001. The new entity fulfills the market demand of providing integration and testing services for cable and satellite operators to further the rollout of digital ITV services. The services will enable operators to integrate, test and develop software applications to different digital platforms and set-top terminals.

With more than 30,000,000 viewers in more than 50 countries, OpenTV's leadership in the ITV industry deepens as a result of the joint venture with Motorola. OpenTV was the first company to develop interactive television solutions, has the most experienced experts in the digital communications arena, and is a recognized leader in Web browsing for interactive television with its recent acquisition of Spyglass.

Motorola to Acquire Acadia Application Integration Center from OpenTV

Under a separate agreement, Motorola has elected to purchase OpenTV's equity interest in the Acadia Application Integration Center, taking Motorola's ownership up to 100%. This transaction is anticipated to close in January 2001, subject to satisfaction of certain closing conditions. Acadia assists Motorola's Horizon Developer Program ITV companies with technical support, training, testing, and deployment planning on the Motorola interactive digital system.

About Motorola

Motorola, Inc. (NYSE:MOT) is a global leader in providing integrated communications solutions and embedded electronic solutions. Sales in 1999 were $33.1 billion. For more information, visit Motorola on the Web at www.motorola.com.

About OpenTV

OpenTV is the world's leading interactive television and media solutions company. OpenTV builds a complete software and infrastructure platform that enables digital interactive television and brings on-demand content to other digital communications devices. OpenTV solutions are crafted to meet the needs of all digital communications networks and include operating middleware, content applications, content creation tools, professional services expertise and strategic consulting.
OpenTV middleware has been shipped with or installed in more than eleven million digital set-top boxes worldwide and has been selected by 35 digital cable, satellite and terrestrial Communications Networks in over 50 countries, including BSkyB in the United Kingdom; TPS and Noos in France; PrimaCom in Germany; Via Digital in Spain; Stream in Italy; GLA, the exclusive provider of DIRECTV(tm) in Latin America; and EchoStar's DISH Network in the U.S. In addition, more than 31 digital set-top box manufacturers have licensed OpenTV's middleware, and OpenTV's authoring tools are licensed to more than 600 independent developers and content service providers.
Worldwide headquarters for OpenTV is located in Mountain View, Calif. Information on OpenTV is available at www.opentv.com.
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# # #

This news release contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein, including statements regarding anticipated revenue, net loss, earnings per share, anticipated deployment of set-top boxes, the market for interactive television and, revenues generated from interactive television. Actual results can differ materially. Risks and uncertainties that could cause actual results to differ include, but are not limited to the rate at which interactive television market will continue to expand, the timely identification and development of new products and services, customer acceptance of those products and services and the pricing thereof, the impact of competitive products and services and the pricing of those products and services, whether interactive television industry-wide revenues will match the revenue estimates provided by industry analysts, and other risk factors detailed in the Registration Statements on Forms F-1 and F-4, the Annual Report on Form 20-F and other documents filed from time to time by OpenTV Corp. with the Securities and Exchange Commission.

(c) 2000 OpenTV, Inc. All rights reserved. OpenTV, OpenAuthor, OpenTV Runtime, OpenStreamer and the OpenTV logo are trademarks or registered trademarks of OpenTV, Inc. in the United States and other countries. All other trademarks are the property of their respective owners.

All OpenTV products and services may not be available in all geographic areas.



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